                                UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549


                                 SCHEDULE 13G


           INFOMRATION STATEMENT PURSUANT TO RULES 13d-1 and 13d-2
                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No.16)




                             Nordson Corporation
- -----------------------------------------------------------------------------
                               (Name of Issuer)



                       Common Shares without par value
- -----------------------------------------------------------------------------
                        (Title of Class of Securities)


                                 655663 10 2
- -----------------------------------------------------------------------------
                                (CUSIP Number)




Check the following box if a fee is being paid with this statement /  /.
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)







                              Page 1 of 5 Pages

       CUSIP NO. 655663 10 2                    13G                         Page 2 OF 5 Pages

   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       ERIC T. NORD

   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)   /  /
                                                 Not Applicable
                                                                       (b)   /  /

   3   SEC USE ONLY

   4   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States

                        5   SOLE VOTING POWER:   1,020,565
Number of
Shares                  6   SHARED VOTING
Beneficially                POWER:               1,448,838
Owned By
Each Reporting          7   SOLE DISPOSITIVE
Person With                 POWER:               1,020,565

                        8   SHARED
                            DISPOSITIVE POWER:   1,448,838

   9   AGGREGATE AMOUNT BENEFICIALLY OWNED
       BY EACH REPORTING PERSON

                      2,469,403

  10   CHECK BOX IF THE AGGREGATE AMOUNT
       IN ROW (9) EXCLUDES CERTAIN SHARES        /  /

                  Not Applicable

  11   PERCENT OF CLASS REPRESENTED BY
       AMOUNT IN ROW 9

                       13.40%

  12   TYPE OF REPORTING PERSON

                        IN


                                                           Page 3 of 5 Pages

                                  SCHEDULE 13G


ITEM 1 (A).  NAME OF ISSUER:

Nordson Corporation
- -----------------------------------------------------------------------------


ITEM 1 (B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

28601 Clemens Road
- -----------------------------------------------------------------------------
Westlake, Ohio 44145
- -----------------------------------------------------------------------------


ITEM 2 (A).  NAME OF PERSON FILING:

Eric T. Nord
- -----------------------------------------------------------------------------


ITEM 2 (B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE:

555 Jackson Street
- -----------------------------------------------------------------------------
Amherst, Ohio 44001
- -----------------------------------------------------------------------------


ITEM 2 (C).  CITIZENSHIP:

United States
- -----------------------------------------------------------------------------


ITEM 2 (D).  TITLE OF CLASS OF SECURITIES:

Common Shares without par value
- -----------------------------------------------------------------------------


ITEM 2 (E).  CUSIP NUMBER:

655663 10 2
- -----------------------------------------------------------------------------


ITEM 3.  Rules 13d-1(b), and 13d-2(b): Not Applicable
                                       --------------

ITEM 4.  OWNERSHIP:

 (a)  Amount beneficially owned:                        2,469,403 shares
                                                      ---------------------
 (b)  Percent of class:                                       13.40%
                                                      ---------------------
 (c)  Number of shares as to which such person has:

     (i) Sole power to vote or to direct the vote:                 1,020,565
                                                                   ---------
    (ii) Shared power to vote or to direct the vote:               1,448,838
                                                                   ---------
   (iii) Sole power to dispose or to direct the disposition of:    1,020,565
                                                                   ---------
    (iv) Shared power to dispose or to direct the  disposition of: 1,448,838
                                                                   ---------

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

          Not Applicable
          --------------

                                                              Page 4 of 5 Pages

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
          PERSON:

                Eric T. Nord and his brother, Evan W. Nord, hold 1,002,780 of the Common Shares covered by this Schedule as testamentary trustees under the will of Walter G. Nord, the founder of Nordson Corporation. Eric T. Nord and Evan W. Nord are entitled for their lifetimes to receive the net income, and may receive discretionary distributions of principal, from 240,660 and 762,120 shares, respectively. Upon their deaths, each has a limited power of appointment over the trust property held for his benefit and, in default of appointment, the trust property would be apportioned among his lineal descendants and subsequently held in trust for their benefit. Eric T. Nord and Evan W. Nord may be deemed to have shared voting power and shared investment power with respect to all of these shares.

                Eric T. Nord, Evan W. Nord and William D. Ginn hold 366,058 of the Common Shares covered by this Schedule as trustees of The Nord Family Foundation and may be deemed to have shared voting power and shared investment power with respect to all of these shares.

                Eric T. Nord and William D. Ginn hold 80,000 of the Common Shares covered by this Schedule as trustees of the Eric and Jane Nord foundation and may be deemed to have shared voting power and shared investment power with respect to all of these shares.


ITEM 7.   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
          WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
          PARENT HOLDING COMPANY:

          Not Applicable
          --------------

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
          GROUP:

          Not Applicable
          --------------

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP:

          Not Applicable
          --------------

ITEM 10.  CERTIFICATION:

          Not Applicable
          --------------

                                                         Page 5 of 5 Pages

SIGNATURE: After reasonable inquiry and to the best of my knowledge and belief,
           I certify that the information set forth in this statement is true, complete and correct.

                                                 /s/ Eric T. Nord
                                                 --------------------------
                                                     Eric T. Nord

January 25, 1995